R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings/Capital	Total Stockholders' Equity
Balances - beginning of year	$ 25,000	$ 2,383,000	$ (686,863)	$ 1,721,137
Stockholder contribution	-	600,000	-	600,000
Net income (loss)	-	-	(724,974)	(724,974)
Balances - end of year	$ 25,000	$ 2,983,000	$ (1,411,837)	$ 1,596,163

The accompanying notes are an integral part of this statement.